CENTRAL GOLDTRUST UNITHOLDERS SEND CLEAR MESSAGE OF NEED FOR CHANGE

TORONTO, MAY 4, 2015 – Polar Securities Inc. ("Polar") a 5.7% unitholder of Central GoldTrust (“CGT” or the “Trust”) (TSX:GTU-U; NYSE MKT:GTU) commented on the voting result of Friday’s annual and special meeting of unitholders of Central GoldTrust (the “Meeting”).

Of the total votes cast at the meeting, more than 43% supported the election of Polar’s five independent and highly qualified nominees. After Polar began its process to unlock value for the benefit of all Unitholders, Sprott Asset Management (“Sprott”) publicly stated its intention to launch an exchange offer to the benefit of all Unitholders.

“The Meeting was a referendum on the trustees of CGT. The strong support received for Polar’s trustee nominees is a clear and unambiguous message that a significant number of CGT Unitholders have lost confidence in the trustees,” said Paul Sabourin, CIO of Polar.

“We have continually stated that our sole objective is to reduce the persistent trading discount of the Trust’s Units to their net asset value. A successful exchange offer from Sprott will accomplish that. During our solicitation process, unitholders, including those that were unable to support our redemption proposal, provided significant positive feedback about the potential of a Sprott offer. We would like to thank Unitholders for their support of our efforts to maximize Unitholder value and to establish a truly independent board,” continued Mr. Sabourin.

POLAR SECURITIES INC.

Established in 1991, Polar, based in Toronto, Canada, is registered as an Investment Dealer, Investment Fund Manager and Futures Commission Merchant with the Ontario Securities Commission and is a member of the Investment Industry Regulatory Organization of Canada. Polar acts as the investment manager for certain investment funds and manages over CAD$2 billion of client funds. Polar’s investment philosophy focuses on capital preservation and low volatility. During its tenure, Polar has invested in more than 10 Canadian precious metals funds and more than 75 Canadian closed-end products and has extensive expertise in structuring, managing and investing in complex investment products.

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Riyaz Lalani

Bayfield Strategy, Inc.

(416) 907-9365

rlalani@bayfieldstrategy.com